Exhibit 19.1

OMEGA FLEX, INC. AND ITS SUBSIDIARIES

Insider Trading Policy

Effective January 1, 2023

1.	Introduction and Scope:

One of the main purposes of the federal securities laws is to prohibit so-called “insider trading,” which is trading in publicly issued securities on the basis of material, nonpublic information regarding the issuer of the securities, in breach of confidentiality or other fiduciary obligations. It can also be unlawful under the federal securities laws to pass material nonpublic information to others who then trade on the securities, commonly called “tipping.” Moreover, certain company insiders are subject to reporting requirements and possible forfeiture of profits made on “short-swing” transactions. Anyone violating the federal securities laws can be subject to severe civil and criminal penalties. Please see Attachment 1 for more information on the meaning of material nonpublic information and certain other terms used in this policy.

This policy applies to all employees, officers and directors of Omega Flex, Inc., and its subsidiaries (“Omega Flex”) and is intended to assist you in your compliance with the federal securities laws relating to insider trading.

This policy applies to all trading or other transactions in Omega Flex, Inc. securities, which include Omega Flex, Inc. common stock (“Omega Flex Common Stock”) and any derivative securities such as puts and calls relating to Common Stock, whether or not issued by Omega Flex (“Other Securities”).

2.	Policy:

■	You may not purchase or sell Omega Flex Common Stock or Other Securities while in possession of material, nonpublic information about Omega Flex.

○	This policy does not restrict:

■	The purchase or sale of Omega Flex Common Stock in compliance with a trading plan meeting the requirements of SEC Rule 10b5-1 (a “Trading Plan”); or

■	Periodic employee contributions in the Omega Flex, Inc. 401(k) Profit Sharing Plan (the “401K Plan”) Omega Flex, Inc. common stock fund (the “Common Stock Fund”), pursuant to a pre-existing election.

■	You may not disclose material, nonpublic information about Omega Flex to anyone, except as necessary in the performance or your duties to Omega Flex and in compliance with your obligations of confidentiality to Omega Flex. Moreover, you are prohibited from making selective disclosure of such material nonpublic information to securities market professionals, holders of Omega Flex Common Stock or Other Securities, or to anyone outside of Omega Flex who may trade on the basis of the information, unless public disclosure of such material information is also made in accordance with applicable federal securities regulations.

■	Unless made in compliance with a Trading Plan or a 401K Plan pre-existing election, the following people (“Insiders”) may not purchase or sell Omega Flex Common Stock or Other Securities starting on the fifteenth day of the last month of each fiscal quarter (September 15, December 15, March 15 and June 15) and continuing through the end of the first trading day following Omega Flex Inc.’s quarterly earnings announcement (the “Quarterly Blackout”): (1) all members of the Omega Flex, Inc. board of directors, (2) all Omega Flex, Inc. officers (vice presidents and above and corporate secretary), and (3) each employee who has been notified by Omega Flex of his or her placement on the Quarterly Blackout list (e.g. employees working on a possible material transaction or employees working with material financial information about Omega Flex).

■	In addition, Insiders may not at any time “sell short” the Common Stock.

■	The following additional requirements apply to named executive officers and directors of Omega Flex, Inc:

○	You may not pledge Omega Flex Common Stock as collateral, except with the approval of the Omega Flex, Inc. board of directors.

○	You must notify the Omega Flex, Inc. corporate secretary of any proposed transactions in Omega Flex Common Stock or Other Securities prior to initiating a transaction. This includes entering into a Trading Plan or making an election to invest employee contributions in the Common Stock Fund.

○	Your Section 16 reports (Forms 3, 4, and 5) will be prepared and filed by the corporate secretary’s office. These reports are required to be filed with the SEC to report ownership of the company’s securities and changes to ownership. You will execute and deliver a power of attorney authorizing the corporate secretary (or the secretary’s designee(s)) to sign and file Section 16 reports on your behalf, and a Form ID for use in electronic filing of such Forms with the SEC.

○	The requirements in this policy apply to securities you “beneficially” own, which generally includes securities held by immediate family living with you and may also include securities held by a trust or a partnership in which you are a trustee or partner.

Questions regarding this policy may be directed to the Omega Flex, Inc. corporate secretary.

Original Date: August 1, 2005

Revision Date: January 1, 2023

Approved by the Board of Directors of Omega Flex, Inc.

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Attachment 1 – Meaning of Certain Terms

Material: Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would consider important in making an investment decision. While it is impossible to list all types of information that might be material under particular circumstances, the following types of information may be particularly sensitive:

●	earnings information;
●	significant changes in the company’s prospects;
●	significant new products, discoveries or developments;
●	significant write-downs in assets or increases in reserves;
●	developments regarding significant litigation or government agency investigations;
●	significant changes in the company’s management or the board of directors;
●	extraordinary borrowings;
●	major changes in accounting methods or policies;
●	change in auditors or auditor notification that the company may no longer rely on an auditor’s audit report;
●	award or loss of a significant customer or contract;
●	cybersecurity risks and incidents, including vulnerabilities and breaches;
●	significant corporate transactions, such as mergers, acquisitions, divestitures and joint ventures;
●	events regarding company securities, such as redemption, repurchase plans, stock splits or changes in dividends, or changes to rights of security holders; and
●	liquidity problems or bankruptcy.

Pledge: Collateral is held by a lender in return for lending funds. If funds are not timely repaid, the collateral is at risk of being liquidated by the lender.

Nonpublic: Information is “nonpublic” if it has not been disclosed to the general public and assimilated by the financial markets. Omega Flex usually discloses information to the public through press releases to a national wire service or filings with the Securities and Exchange Commission.

SEC Rule 10b5-1 trading plan: Rule 10b5-1 allows company insiders to set up a predetermined plan to sell company stocks in accordance with insider trading laws. The price, amount, and sales dates must be specified in advance and determined by a formula or metrics, and trades under the plan are permissible during blackout periods. The plan must be established in good faith at a time the insider is not in possession of material, nonpublic information.

Short-swing transactions: The purchase and sale (or sale and purchase) of a company stock within a 6-month period or less. Company insiders are required to return to the company any profits made from short-swing transactions. This rule prevents insiders from reaping short-term profits.

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